Exhibit 99.1

Harry Winston Diamond Corporation Announces Additional US$40 Million to its Recently Refinanced Luxury Brand Credit Facility

TORONTO, Nov. 7, 2012 /CNW/ - Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) (the "Company"), is pleased to announce that the Company's luxury brand subsidiary, Harry Winston Inc., has completed the syndication of its existing senior secured revolving credit facility by adding an additional US$40 million to its recently completed US$260 million secured five year credit agreement.   The amended facility of US$300 million has no scheduled repayments required prior to the maturity date, which remains August 30, 2017.  There were no changes to the existing credit agreement covenants, interest rates, borrowing base or maturity date.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Hong Kong, Singapore, Tokyo and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

SOURCE: Harry Winston Diamond Corporation

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com
Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com
Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 17:00e 07-NOV-12